Multiple Class Plan for State Street Institutional Funds

Introduction

State Street Institutional Funds (the “Trust”) is a statutory trust established under Delaware law. The Trust’s Declaration of Trust provides for the Trust to issue shares of beneficial interest in an unlimited number of series, with each series representing a fractional undivided interest in a separate designated investment portfolio (a “Fund”). The Declaration of Trust also provides that the shares of each series, or of certain designated series may be divided into various classes that vary as permitted by Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”).

This amended and restated Multiple Class Plan (“Plan”) is adopted by the Trust pursuant to Rule 18f-3(d) of the 1940 Act, with respect to each of the Funds listed on Schedule A and any other investment fund offered by the Trust in the future that adopts the Plan (each, a “Participant Fund” and collectively, the “Participant Funds”).

Each series of shares related to the Participant Funds is divided into two classes of shares of beneficial interest (“Shares”), designated as the Investment Class and the Service Class, respectively. Shares of the Participant Funds are distributed pursuant to a system (the “Multiple Distribution System”) in which each class of Shares represents interests in the same portfolio of investments of the Participant Fund and has the same rights, preferences, voting powers, restrictions and limitations, except as outlined below.

I.	Distribution Arrangements and Service Fees

Classes of Shares have the following service and distribution fee arrangements:

A. Service Class Shares

Service Class Shares are offered by the Participant Funds with a Shareholder Service and Distribution Plan adopted pursuant to Rule 12b-1 under the 1940 Act (“Rule 12b-1 Plan”) providing for a shareholder servicing and distribution fee at an annual rate of 0.25% of the value of the average daily net assets of the Participant Fund attributable to the Service Class Shares. Such fee will be calculated daily and paid monthly from the assets of the Service Class Shares by the Participant Fund.

This shareholder servicing and distribution fee is intended to compensate State Street Global Advisors Funds Distributors, LLC (“SSGA FD”) or enable SSGA FD to compensate other persons (“Service Providers”), for (1) providing ongoing servicing and/or maintenance of the accounts of shareholders of the Participant Fund, and (2) to compensate SSGA FD, or enable SSGA FD to compensate Service Providers, including any distributor of Service Class Shares of the Participant Fund, for providing services that are primarily intended to result in, or that are primarily attributable to, the sale of Service Class Shares of the Participant Fund. The shareholder servicing and distribution fee paid by the Service Class Shares will cause such Shares to have a higher expense ratio and thus lower return than Investment Class Shares.

Information Classification: General

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B. Investment Class Shares

Investment Class Shares are offered by the Participant Funds without the imposition of a shareholder servicing and distribution fee.

C. Additional Classes of Shares

The Board of Trustees of the Trust has the authority to create additional classes, or change existing classes, from time to time, in accordance with Rule 18f-3 of the 1940 Act.

II.	Income and Expense Allocation

A. Class Expenses

Expenses relating to different arrangements for distribution and shareholder serving of shares shall be allocated to and paid by the applicable class. A class may pay a different share of other expense, not including advisory or custodial fees or other expenses related to the management of the Participant Fund’s assets, if (i) such expenses are actually incurred in a different amount by that class, or if the class receives services of a different kind or to a different degree than other classes and (ii) the Board has approved such allocation.

B. Other Allocations

All expenses of a Participant Fund not allocated to a particular class pursuant to Sections II.A. of this Plan shall be allocated to each class on the basis of the net assets of each Participant Fund represented by shares of that class in relation to the net assets of the Participant Fund.

Notwithstanding the foregoing, the principal underwriter, adviser, or other provider of services to a Participant Fund may waive or reimburse the expenses of a specific class or classes of the Participant Fund to the extent permitted under Rule 18f-3 under the 1940 Act; provided, however, that the Board shall monitor the use of such waivers or expense reimbursements intended to differ by class.

III.	Voting Rights

Each class will have exclusive voting rights with respect to matters that exclusively affect such class. For example, the Service Class shareholders will have exclusive voting rights with respect to the 12b-1 Plan for the Service Class Shares.

IV.	Redemptions

The value of Participant Fund Shares on certain redemptions may be more or less than the shareholder’s cost or basis, depending upon the Participant Fund’s net asset value at the time of redemption.

Information Classification: General

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V.	Dividends

Dividends are calculated in the same manner for each class and declared and paid on both classes of stock on the same days and at the same times. All dividends and capital gain distributions, if any, with respect to a particular class will be paid automatically in additional Shares of that class at the net asset value per Share determined as of the next business day following the record date.

VI.	Effective Date

This Plan is effective on November 13, 1997, provided that this Plan shall not become effective with respect to any Fund unless such action has been approved by the vote of a majority of the Board of Trustees of the Trust and by the vote of a majority of those Trustees who are not “interested persons” (as such term is defined in the 1940 Act) of the Trust.

VII.	Amendments

Any material amendment to this Plan with respect to a Participant Fund shall become effective upon the approval by a vote of at least a majority of the Board of Trustees of the Trust and by the vote of a majority of those Trustees who are not “interested persons” (as such term is defined in the 1940 Act) of the Trust, upon finding that the proposed amendment to the Plan, including expense allocations, is in the best interests of each class of shares individually and the Fund as a whole. No vote of the shareholders is required for an amendment to the Plan.

VIII.	Compliance with Fund Governance Standards

While this Plan is in effect, the Trust’s Board of Trustees will comply with the fund governance standards set forth in Rule 0-1(a)(7) under the 1940 Act.

Information Classification: General

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SCHEDULE A

State Street Active Core Bond Fund

State Street Institutional International Equity Fund

State Street Institutional Premier Growth Equity Fund

State Street Institutional Small-Cap Equity Fund

State Street Institutional U.S. Equity Fund

Information Classification: General

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